11020301 ...MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 48886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dundee Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Adelaide Street East, Suite 2700
(No. and Street)

Toronto (City) | Ontario (State) | Canada | M5C 2V9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Oatway (416) 840 - 7964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Suite 3000, Box 82, Royal Trust Tower, Toronto, Ontario | Canada | M5K 1G8
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert M. Sellars, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dundee Securities Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dundee Securities Inc.

(a wholly owned subsidiary of
Dundee Securities Corporation)

Financial Statements and Supplemental Information
December 31, 2010
(expressed in US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

February 28, 2011

Report of Independent Auditors

To the Shareholder of
Dundee Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of **Dundee Securities Inc.**, a wholly owned subsidiary of Dundee Securities Corporation, at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Financial Condition
At December 31, 2010

(expressed in US dollars)

	$
Assets	
Current assets	
Cash	1,297,638
Due from carrying broker (note 3)	593,270
Other assets (note 6)	60,943
	1,951,851
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	51,611
Shareholder's Equity	
Capital stock (note 4)	1,500,000
Retained earnings	400,240
	1,900,240
	1,951,851

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Operations
For the year ended December 31, 2010

(expressed in US dollars)

	$
Revenue	
Commission income	3,491,324
Other	4
Foreign exchange gain	41,988
	3,533,316
Expenses	
Processing costs (note 3)	1,389,727
Variable compensation (note 3)	1,389,726
Trading and administration	141,084
	2,920,537
Income before income taxes	612,779
Provision for income taxes (note 6)	139,651
Net income for the year	473,128

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2010

(expressed in US dollars)

	$
Capital stock	
Balance - Beginning and end of year	1,500,000
Accumulated deficit - Beginning of year	(72,888)
Net income for the year	473,128
Retained earnings - End of year	400,240
Shareholder's equity	1,900,240

The accompanying notes are an integral part of these financial statements.

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Statement of Cash Flows
For the year ended December 31, 2010

(expressed in US dollars)

	$
Cash provided by (used in)	
Operating activities	
Net income for the year	473,128
Changes in operating assets and liabilities	
Decrease in other assets	101,988
Increase in due from carrying broker	(593,270)
Decrease in due to carrying broker	(82,899)
Increase in accounts payable and accrued liabilities	23,129
Decrease in cash during the year	(77,924)
Cash - Beginning of year	1,375,562
Cash - End of year	1,297,638

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and corporate activities

Dundee Securities Inc. (the Company) was incorporated under the Ontario Business Corporations Act on September 20, 1995. The Company is a wholly owned subsidiary of Dundee Securities Corporation (DSC), which is incorporated under the Ontario Business Corporations Act and operates as an investment dealer. DSC is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and Canadian Investor Protection Fund. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for US resident customers. The Company clears all transactions with and for customers on a fully disclosed basis through its parent, DSC. Accordingly, the Company does not hold customers' securities, funds or perform custodial functions relating to customers' accounts.

2 Summary of significant accounting policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Taxation

The amount of current and deferred income taxes payable or refundable is recognized at the date of the financial statements, utilizing currently enacted income tax laws and rates. Deferred income tax expenses or benefits are recognized in the financial statements for the changes in deferred income tax liabilities or assets between years.

Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, requires companies to recognize the income tax benefits of uncertain income tax positions only when the income tax positions are more likely than not to be sustained, assuming examination by income tax authorities. The income tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized on ultimate settlement. There are no uncertain income tax positions that required examination at December 31, 2010.

(expressed in US dollars)

Financial instruments

The fair values of the Company's financial assets and financial liabilities, which qualify as financial instruments, approximate the carrying values presented in the statement of financial condition due to their short-term nature.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange, while revenue and expense items are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency exchange transactions are included in net income (loss).

3 Related party transactions

Under an operating agreement dated January 1, 2007 and amended July 1, 2010, the Company has entered into an arrangement with its parent, DSC, whereby DSC performs certain securities trading activities and recordkeeping services as agent for the Company. The Company recorded an expense of $1,389,727 for these processing costs, which represents 39.8% of commission income.

The Company recorded variable compensation of $1,389,726, which represents 39.8% of commission income and is paid or payable to employees of DSC.

The balance due from carrying broker of $593,270 is due from DSC. This amount is due on demand and is non-interest bearing.

4 Capital stock

Authorized	
Unlimited common shares without par value	
Issued and outstanding	
1,500,001 common shares	$ 1,500,000

5 Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,821,073, which was $1,721,073 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0283. The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph K-1 of that rule because it is a limited business and neither holds customers' securities or funds nor performs custodial functions relating to customers' accounts.

(expressed in US dollars)

6 Income taxes

The Company is taxed in a Canadian jurisdiction and, as such, is bound by Canadian tax laws. Certain of the Company's gains relating to foreign currency exchange transactions are not part of the income tax calculation.

The Company's deferred income tax asset of $3,377, included in other assets, comprises non-capital loss carry-forwards, which are recoverable against deferred corporate taxes until 2013.

7 Subsequent events

On November 22, 2010, DundeeWealth Inc. (DundeeWealth) announced that it had entered into an agreement (the support agreement) with The Bank of Nova Scotia (Scotiabank) pursuant to which Scotiabank agreed to make an offer (the offer) for all the shares of DundeeWealth that Scotiabank did not currently own, other than certain shares as outlined in the support agreement. The transaction closed on February 1, 2011.

As a condition precedent to the offer, DundeeWealth was required to declare a dividend-in-kind such that holders of shares of DundeeWealth (other than holders of preferred shares, Series 1) received an equity interest in Dundee Capital Markets Inc. (DCM), a newly formed subsidiary of DundeeWealth, incorporated to facilitate the spinout of DundeeWealth's capital markets business from DSC, as well as certain other assets. In January 2011, DSC changed its name to DWM Securities Inc. The remaining assets and lines of business continue as DWM Securities Inc.

DCM is a holding company. Its principal operating subsidiary is Dundee Securities Limited (DSL), which is a full service securities dealer across the country, a derivatives dealer in Quebec and a member of IIROC and the Canadian Investor Protection Fund. DSL is also registered as an investment fund manager in Ontario. DSL's business activities include institutional equity sales and trading, investment banking, research and advisory services, as well as fixed income, foreign exchange trading, principal and other trading activities. DSL also provides investment management and related administrative services. The Company will be a wholly owned subsidiary of DSL.

Supplemental Information

Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the
U.S. Securities and Exchange Commission
At December 31, 2010

(expressed in US dollars)

		$
Total Shareholder's Equity		1,900,240
Deductions and/or charges:		
Total non-allowable assets		60,943
Other deductions and/or charges		-
Net capital before haircuts on securities positions		1,839,297
Deduct: 6% haircut on Canadian cash		18,224
Net capital		1,821,073
Aggregate indebtedness:		
Total liabilities	51,611	
Aggregate indebtedness	51,611	
Computation of basic net capital requirements		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital		1,721,073
Aggregate indebtedness to net capital		0.0283

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 FOCUS Report.

Dundee Securities Inc.
(a wholly owned subsidiary of Dundee Securities Corporation)
Statement Regarding Rule 15c3-3 of the
U.S. Securities and Exchange Commission
At December 31, 2010

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

February 28, 2011

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Shareholder of
Dundee Securities Inc.

In planning and performing our audit of the financial statements of Dundee Securities Inc. (the Company) at and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); and

2. determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities for customers or perform custodial functions relating to customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and

PRICEWATERHOUSECOOPERS

judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048886 FINRA DEC
DUNDEE SECURITIES INC
ATTN N TESTANI REG DEPT
1 ADELAIDE ST 21ST FL
TORONTO ONT M5C 2V9
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Oatway (416) 840-7964

2. A. General Assessment (item 2e from page 2) $ 9,042.52

B. Less payment made with SIPC-6 filed (exclude interest) (4,012.46)
27 July 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,030.06

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,030.06

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,030.06

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dundee Securities Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of February, 2011.

President & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,617,008
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,617,008
2e. General Assessment @ .0025	$ 9,042.52

(to page 1, line 2.A.)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
www.pwc.com/ca

February 28, 2011

Report of Independent Accountants

To the Management of
Dundee Securities Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Dundee Securities Inc. for the year ended December 31, 2010, which were agreed to by Dundee Securities Inc., the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the specified parties) solely to assist the specified parties in evaluating Dundee Securities Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Dundee Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Payment dated July 27, 2010 in the amount of $4,012.46 compared to copy of cheque no.13045 obtained from Peter Oatway, Controller. No differences were noted.

   b. Payment dated February 22, 2011 in the amount of $5,030.06 compared to copy of cheque no.13049 obtained from Peter Oatway, Controller. No differences were noted.

2. Compared the Total Revenue amount of $3,533,316 reported on the audited Statement of Operations for the year ended December 31, 2010 to the Total revenue amount of $3,617,008 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. Difference noted of $83,692 is due to reclass of foreign exchange gains and losses.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $3,617,008 and $9,042.52 respectively of the Form SIPC-7. No differences noted.

PRICEWATERHOUSECOOPERS

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Dundee Securities Inc. the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants